EXHIBIT 4.66


Bank of America
Business Loan Agreement

This Agreement dated as of May 13, 1999 is between Bank of America National Trust and Savings Association (the "Bank") and Farr Company (the "Borrower").

1.      LINE OF CREDIT AMOUNT AND TERMS

1.1     Line of Credit Amount.

(a) During the availability period described below, the Bank will provide a line of credit to the Borrower. The amount of the line of credit (the "Commitment") is Ten Million and 00/100 Dollars ($10,000,000.00).

(b) This is a revolving line of credit providing for cash advances and letters of credit. During the availability period, the Borrower may repay principal amounts and reborrow them.

(c) The Borrower agrees not to permit the outstanding principal balance of advances under the line of credit plus the outstanding amounts of any letters of credit, including amounts drawn on letters of credit and not yet reimbursed, to exceed the Commitment.

1.2 Availability Period. The line of credit is available between the date of this Agreement and June 1, 2001 (the "Expiration Date") unless the Borrower is in default.

1.3     Interest Rate.

(a) Unless the Borrower elects an optional interest rate as described below, the interest rate is the Rank's Reference Rate.

(b) The Reference Rate is the rate of interest publicly announced from time to time by the Bank in San Francisco, California, as its Reference Rate. The Reference Rate is set by the Bank based on various factors, including the Bank's costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans. The Bank may price loans to its customers at, above, or below the Reference Rate. Any change in the Reference Rate shall take effect at the opening of business on the day specified in the public announcement of a change in the Bank's Reference Rate.

1.4     Repayment Terms.

(a) The Borrower will pay interest on July 1, 1999, and then monthly thereafter until payment in full of any principal outstanding under this line of credit.

(b) The Borrower will repay in full all principal and any unpaid interest or other charges outstanding under this line of credit no later than the Expiration Date. Any interest period for an optional interest rate (as described below) shall expire no later than the Expiration Date.

1.5 Optional Interest Rates. Instead of the interest rate based on the Bank's Reference Rate, the Borrower may elect the optional interest rates listed below during interest periods agreed to by the Bank and the Borrower. The optional interest rates shall be subject to the terms and conditions described later in this Agreement. Any principal amount bearing interest at an optional rate under this Agreement is referred to as a "Portion." The following optional interest rates are available:

(a)     the IBOR Rate plus 1.75 percentage points.

1.6     Letters of Credit.

(a)     This line of credit may be used for financing:

        (i) standby letters of credit with a maximum maturity not to extend beyond the Expiration Date.

        (ii) The amount of the letters of credit outstanding at any one time (including amounts drawn on the letter of credit and not yet reimbursed) may not exceed One Million and 0O/iOO Dollars ($1,000,000.00).

(b)     The Borrower agrees:
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        (i)     any sum drawn under a letter of credit may, at the option of the
                Bank, be added to the principal amount outstanding under this Agreement. The amount will bear interest and be due as described elsewhere in this Agreement.

        (ii) if there is a default under this Agreement, to immediately prepay and make the Bank whole for any outstanding letters of credit.

        (iii) the issuance of any letter of credit and any amendment to a letter of credit is subject to the Bank's written approval and must be in form and content satisfactory to the Bank and in favor of a beneficiary acceptable to the Bank. Without limiting the foregoing, no letter of credit may be issued to support any obligation of the Borrower in connection with worker's compensation laws or that contains a provision providing that the maturity date will be automatically extended each year for an additional year unless the Bank gives written notice to the contrary.

        (iv) to sign the Bank's form Application and Agreement for Standby Letter of Credit.

        (v) to pay any issuance and/or other fees that the Bank notifies the Borrower will be charged for issuing and processing letters of credit for the Borrower.

        (vi) to allow the Bank to automatically charge its checking account for applicable fees, discounts, and other charges.


2.      OPTIONAL INTERE8T RATES

2.1 Optional Rates. Each optional interest rate is a rate per year. Interest will be paid on the last day of each interest period, and on the first day of each month during the interest period. At the end of any interest period, the interest rate will revert to the rate based on the Reference Rate, unless the Borrower has designated another optional interest rate for the Portion. No Portion will be converted to a different interest rate during the applicable interest period. Upon the occurrence of an event of default under this Agreement, the Bank may terminate the availability of optional interest rates for interest periods commencing after the default occurs.

2.2 Offshore Rate. The election of Offshore Rates shall be subject to the following terms and requirements:

(a) The "Offshore Rate" means the interest rate the Bank and the Borrower agree will apply to the Portion during the applicable interest period.

(b) The interest period during which the Offshore Rate will be in effect will be no shorter than 30 days and no longer than one year. The last day of the interest period will be determined by the Bank using the practices of the offshore dollar inter-bank market.

(c) Each Offshore Rate Portion will be for an amount not less than the following:

        (i) for interest periods of 91 days or longer, Five Hundred Thousand Dollars ($500,000).

        (ii) for interest periods of between 30 days and 90 days, One Million Dollars ($1,000,000).

(d) An Offshore Rate may be elected only for the entire principal amount outstanding under this Agreement.

(e) Each prepayment of an Offshore Rate Portion, whether voluntary, by reason of acceleration or otherwise, will be accompanied by the amount of accrued interest on the amount prepaid, and a prepayment fee as described below. A "prepayment" is a payment of an amount on a date earlier than the scheduled payment date for such amount as required by this Agreement. The prepayment fee shall be equal to the amount (if any) by which:

        (i) the additional interest which would have been payable during the interest period on the amount prepaid had it not been prepaid, exceeds

        (ii)    the interest  which would have been  recoverable  by the Bank by placing the amount prepaid on deposit in the domestic certificate of deposit market, the eurodollar deposit market, or other appropriate money market selected by the Bank for a period starting on the date on which it was prepaid and ending on the last day of the interest period for such Portion (or the scheduled payment date for the amount prepaid, if earlier).

(f) The Bank will have no obligation to accept an election for an Offshore Rate Portion if any of the following described events has occurred and is continuing:
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        (i)     Dollar deposits in the principal  amount,  and for periods equal to the interest period, of an Offshore Rate Portion are not available in the offshore dollar inter-bank market; or

        (ii) the Offshore Rate does not accurately reflect the cost of an Offshore Rate Portion.


3.      FEES AND EXPENSES

3.1     Fees.

(a) Waiver Fee. If the Bank, at its discretion, agrees to waive or amend any terms of this Agreement, the Borrower will, at the Bank's option, pay the Bank a fee for each waiver or amendment in an amount advised by the Bank at the time the Borrower requests the waiver or amendment. Nothing in this paragraph shall imply that the Bank is obligated to agree to any waiver or amendment requested by the Borrower. The Bank may impose additional requirements as a condition to any waiver or amendment.

3.2 Expenses. The Borrower agrees to immediately repay the Bank for expenses that include, but are not limited to, filing, recording and search fees, appraisal fees, title report fees and documentation fees.

3.3     Reimbursement Costs.

(a) The Borrower agrees to reimburse the Bank for any expenses it incurs in the preparation of this Agreement and any agreement or instrument required by this Agreement. Expenses include, but are not limited to, reasonable attorneys' fees, including any allocated costs of the Bank's in-house counsel.


4.      DISBUR8EMENTS, PAYMENTS AND COSTS

4.1 Requests for Credit. Each request for an extension of credit will be made in writing in a manner acceptable to the Bank, or by another means acceptable to the Bank.

4.2 Disbursements and Payments. Each disbursement by the Bank and each payment by the Borrower will be:

(a) made at the Bank's branch (or other location) selected by the Bank from time to time;

(b) made for the account of the Bank's branch selected by the Bank from time to time;

(c) made in immediately available funds,or such other type of funds selected by the Bank;

(d) evidenced by records kept by the Bank. In addition, the Bank may, at its discretion, require the Borrower to sign one or more promissory notes.

4.3     Telephone and Telefax Authorization.

(a) The Bank may honor telephone or telefax instructions for advances or repayments or for the designation of optional interest rates and telefax requests for the issuance of letters of credit given by any one of the individuals authorized to sign loan agreements on behalf of the Borrower, or any other individual designated by any one of such authorized signers.

(b) Advances will be deposited in and repayments will be withdrawn from the Borrower's account number 14576-50027, or such other of the Borrower's accounts with the Bank as designated in writing by the Borrower.

(c) The Borrower indemnifies and excuses the Bank (including its officers, employees, and agents) from all liability, loss, and costs in connection with any act resulting from telephone or telefax instructions the Bank reasonably believes are made by any individual authorized by the Borrower to give such instructions. This indemnity and excuse will survive this Agreement's termination.

4.4     Direct Debit.

(a) The Borrower agrees that interest and principal payments and any fees will be deducted automatically on the due date from the Borrowers account number 14576-50027, or such other of the Borrower's accounts with the Bank as designated in writing by the Borrower.

(b) The Bank will debit the account on the dates the payments become due. If a due date does not fall on a banking day, the Bank will debit the account on the first banking day following the due date.

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(c)     The Borrower will maintain  sufficient funds in the account on the dates the Bank enters debits authorized by this Agreement. If there are insufficient funds in the account on the date the Bank enters any debit authorized by this Agreement, the debit will be reversed.

4.5 Banking Days. Unless otherwise provided in this Agreement a banking day is a day other than a Saturday or a Sunday on which the Bank is open for business in California. For amounts bearing interest at an offshore rate (if any), a banking day is a day other than a Saturday or a Sunday on which the Bank is open for business in California and dealing in offshore dollars. All payments and disbursements which would be due on a day which is not a banking day will be due on the next banking day. All payments received on a day which is not a banking day will be applied to the credit on the next banking day.

4.6 Taxes. If any payments to the Bank under this Agreement are made from outside the United States, the Borrower will not deduct any foreign taxes from any payments it makes to the Bank. If any such taxes are imposed on any payments made by the Borrower (including payments under this paragraph), the Borrower will pay the taxes and will also pay to the Bank, at the time interest is paid, any additional amount which the Bank specifies as necessary to preserve the after-tax yield the Bank would have received if such taxes had not been imposed. The Borrower will confirm that it has paid the taxes by giving the Bank official tax receipts (or notarized copies) within 30 days after the due date.

4.7 Interest Calculation. Except as otherwise stated in this Agreement, all interest and fees, if any, will be computed on the basis of a 360-day year and the actual number of days elapsed. This results in more interest or a higher fee than if a 365-day year is used. Installments of principal which are not paid when due under this Agreement shall continue to bear interest until paid.

4.8 Default Rate. Upon the occurrence and during the continuation of any default under this Agreement, principal amounts outstanding under this Agreement will at the option of the Bank bear interest at a rate which is 2 percentage point(s) higher than the rate of interest otherwise provided under this Agreement. This will not constitute a waiver of any default.

4.9 Interest Compounding. At the Bank's sole option in each instance, any interest, fees or costs which are not paid when due under this Agreement shall bear interest from the due date at the Bank's Reference Rate plus 1 percentage points. This may result in compounding of interest.


5.      CONDITIONS

The Bank must receive the following items, in form and content acceptable to the Bank, before it is required to extend any credit to the Borrower under this
Agreement:

5.1 Authorizations. Evidence that the execution, delivery and performance by the Borrower of this Agreement and any instrument or agreement required under this Agreement have been duly authorized.

5.2     Governing Documents. A copy of the Borrower's articles of incorporation.

5.3     Other Items. Any other items that the Bank reasonably requires.


6.      REPRESENTATIONS AND WARRANTIES

When the Borrower signs this Agreement, and until the Bank is repaid in full, the Borrower makes the following representations and warranties. Each request for an extension of credit constitutes a renewed representation:

6.1 Organization of Borrower. The Borrower is a corporation duly formed and existing under the laws of the state where organized.

6.2 Authorization. This Agreement, and any instrument or agreement required hereunder, are within the Borrower's powers, have been duly authorized, and do not conflict with any of its organizational papers.

6.3 Enforceable Agreement. This Agreement is a legal, valid and binding agreement of the Borrower, enforceable against the Borrower in accordance with its terms, and any instrument or agreement required hereunder, when executed and delivered, will be similarly legal, valid, binding and enforceable.

6.4 Good Standing. In each state in which the Borrower does business, it is properly licensed, in good standing, and, where required, in compliance with fictitious name statutes.
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6.5     No Conflicts. This Agreement  does not conflict with any law, agreement, or obligation by which the Borrower is bound.

6.6 Cooperation. To take any action reasonably requested by the Bank to carry out the intent of this Agreement.

6.7 Financial Information. All financial and other information that has been or will be supplied to the Bank, including the Borrower's financial statement dated as of December 31, 1998, is:

(a) sufficiently complete to give the Bank accurate knowledge of the Borrower's (and any guarantor's) financial condition, including all material contingent liabilities.

(b)     in compliance with all government regulations that apply.

Since the date of the financial statement specified above, there has been no material adverse change in the business condition (financial or otherwise), operations, properties or prospects of the Borrower (or any guarantor).

6.8 Lawsuits. There is no lawsuit, tax claim or other dispute pending or threatened against the Borrower which, if lost, would impair the Borrower's financial condition or ability to repay the loan, except as have been disclosed in writing to the Bank.

6.9 Permits, Franchises. The Borrower possesses all permits, memberships, franchises, contracts and licenses required and all trademark rights, trade name rights, patent rights and fictitious name rights necessary to enable it to conduct the business in which it is now engaged.

6.10 Other Obligations. The Borrower is not in default on any obligation for borrowed money, any purchase money obligation or any other material lease, commitment, contract, instrument or obligation.

6.11 Income Tax Matters. The Borrower has no knowledge of any pending assessments or adjustments of its income tax for any year, except as have been disclosed in writing to the Bank.

6.12 No Event of Default. There is no event which is, or with notice or lapse of time or both would be, a default under this Agreement.

6.13    ERISA Plans.

(a) Each Plan (other than a multiempioyer plan) is in compliance in all material respects with the applicable provisions of ERISA, the Code and other federal or state law. Each Plan has received a favorable determination letter from the IRS and to the best knowledge of the Borrower, nothing has occurred which would cause the loss of such qualification. The Borrower has fulfilled its obligations, if any, under the minimum funding standards of ERISA and the Code with respect to each Plan, and has not incurred any liability with respect to any Plan under Title IV of ERISA.

(b) There are no claims, lawsuits or actions (including by any governmental authority), and there has been no prohibited transaction or violation of the fiduciary responsibility rules, with respect to any Plan which has resulted or could reasonably be expected to result in a material adverse effect.

(c)     With respect to any Plan subject to Title IV of ERISA:

        (i) No reportable event has occurred under Section 4043(c) of ERISA for which the PBGC requires 30 day notice.

        (ii) No action by the Borrower or any ERISA Affiliate to terminate or withdraw from any Plan has been taken and no notice of intent to terminate a Plan has been filed under Section 4041 of ERISA.

        (iii) No termination proceeding has been commenced with respect to a Plan under Section 4042 of ERISA, and no event has occurred or condition exists which might constitute grounds for the commencement of such a proceeding.

(d)     The  following  terms have the meanings  indicated  for purposes of this
        Agreement:

        (i) "Code" means the Internal Revenue Code of 1986, as amended from time to time.

        (ii) "ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time.
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        (iii)   "ERISA  Affiliate"  means any trade or business  (whether or not incorporated) under common control with the Borrower within the meaning of Section 414(b) or (c) of the Code.

        (iv)    "PBGC" means the Pension Benefit Guaranty Corporation.

        (v) "Plan" means a pension, profit-sharing, or stock bonus plan intended to qualify under Section 401(a) of the Code, maintained or contributed to by the Borrower or any ERISA Affiliate, including any multiemployer plan within the meaning of Section 4001(a)(3) of ERISA.

6.14 Location of Borrower. The Borrower's place of business (or, if the Borrower has more than one place of business, its chief executive office) is located at the address listed under the Borrower's signature on this Agreement.

6.15 Year 2000 Compliance. The Borrower has developed and budgeted for a comprehensive program to address the "year 2000 problem" (that is, the inability of computers, as well as embedded microchips in non-computing devices, to properly perform date-sensitive functions with respect to certain dates prior to and after December 31, 1999). The Borrower has implemented that program substantially in accordance with its timetable and budget and reasonably anticipates that it will substantially avoid the year 2000 problem as to all computers, as well as embedded microchips in non-computing devices, that are material to the Borrower's business, properties or operations. The Borrower has developed adequate contingency plans to ensure uninterrupted and unimpaired business operation in the event of a failure of its own or a third party's systems or equipment due to the year 2000 problem, including those of vendors, customers, and suppliers, as well as a general failure of or interruption in its communications and delivery infrastructure.


7.      COVENANTS

The Borrower agrees, so long as credit is available under this Agreement and until the Bank is repaid in full:

7.1 Use of Proceeds. To use the proceeds of the credit only for general corporate purposes.

7.2 Financial Information. To provide the following financial information and statements in form and content acceptable to the Bank, and such additional information as requested by the Bank from time to time:

(a) Within 120 days of the Borrowers fiscal year end, the Borrower's annual financial statements. These financial statements must be audited by a Certified Public Accountant ("CPA") acceptable to the Bank.

(b) Within 30 days of the period's end, the Borrower's quarterly financial statements. These financial statements may be Borrower prepared. The statements shall be prepared on a consolidated and consolidating basis.

(c) Copies of the Borrower's Form 10-K Annual Report, Form 10-Q Quarterly Report and Form 8-K Current Report within 15 days after the date of filing with the Securities and Exchange Commission.

(d) Within 120 days of the Borrower's fiscal year end, the Borrower's annual revised three year strategic forecast.

7.3 Quick Ratio. To maintain on a consolidated basis a ratio of quick assets to the sum of current liabilities plus the principal outstanding of the line of credit under this Agreement of at least 0.70:1.0, to be measured quarterly.

"Quick assets" means cash, short-term cash investments, net trade receivables, marketable securities not classified as long-term investments".

7.4     Total  Liabilities   to   Tangible  Net  Worth.    To  maintain   on  an
unconsolidated basis a ratio of total liabilities to tangible net worth not exceeding 1.25:1.0.

"Total liabilities" means the sum of current liabilities plus long term liabilities.

"Tangible net worth" means the gross book value of the Borrower's assets (excluding goodwill, patents, trademarks, trade names, organization expense, treasury stock, unamortized debt discount and expense, capitalized or deferred research and development costs, deterred marketing expenses, deferred receivables and other like intangibles), less total liabilities, including but not limited to accrued and deferred income taxes, and any reserves against assets.

7.5     Net Domestic  Shareholder  Equity. To maintain on a consolidated basis a
net   domestic   shareholder   equity  of  at  least  Twenty   Million   Dollars
($20,000,000), to be measured quarterly.

"Net Domestic Shareholder Equity" means the domestic shareholder equity less investments in subsidiaries and less accounts receivable from subsidiaries.

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7.6     Limitation on Losses. Not to incur on an unconsolidated basis a net loss before taxes and extraordinary items in excess of One Dollar ($1) in any 2 consecutive quarterly accounting periods.

7.7 Other Debts. Not to have outstanding or incur any direct or contingent liabilities (other than those to the Bank), or become liable for the liabilities of others, without the Bank's written consent. This does not prohibit:

(a)     Acquiring goods, supplies, or merchandise on normal trade credit.

(b) Endorsing negotiable instruments received in the usual course of business.

(c)     Obtaining surety bonds in the usual course of business.

(d) Debts and lines of credit in existence on the date of this Agreement disclosed in writing to the Bank.

(e) Debts for insurance premiums in an aggregate amount at any one time outstanding not to exceed Eight Hundred Thousand Dollars ($800,000).

(f) Debts to acquire fixed or capital in amount not to exceed Seven Hundred Fifty Thousand Dollars ($750,000) in any single fiscal year.

(g) Debts (other than those permitted under subsections (a) through (f) above) in an aggregate principal amount at any onetime outstanding not to exceed One Hundred Thousand Dollars ($100,000).

7.8 Other Liens. Not to create, assume, or allow any security interest or lien (including judicial liens) on property the Borrower now or later owns, except:

(a)     Deeds of trust and security agreements in favor of the Bank.

(b)     Liens for taxes not yet due.

(c) Liens outstanding on the date of this Agreement disclosed in writing to the Bank as of Borrower's financial statement dated December 31, 1998.

7.9     Out  of  Debt  Period.  Not  to  have  more  than Five  Million  Dollars
($5,000,000) outstanding, and not to draw any additional advances on its revolving line of credit, for a period of at least 30 consecutive days in each line-year. "Line-year" means the period between the date of this Agreement and June 1, 2000, and each subsequent one year period (if any). For the purposes of this Paragraph, "advances" does not include undrawn amounts of outstanding letters of credit.

7.10    Notices to Bank. To promptly notify the Bank in writing of:

(a) any lawsuit over One Million Dollars ($1,000,000) against the Borrower (or any guarantor).

(b) any substantial dispute between the Borrower (or any guarantor) and any government authority.

(c)     any failure to comply with this Agreement.

(d) any material adverse change in the Borrower's (or any guarantor's) business condition (financial or otherwise), operations, properties or prospects, or ability to repay the credit.

(e) any change in the Borrower's name, legal structure, place of business, or chief executive office if the Borrower has more than one place of business.

7.11    Books and Records. To maintain adequate books and records.

7.12    Audits. To allow  the Bank  and its  agents  to  inspect  the Borrower's properties and examine, audit, and make copies of books and records at any reasonable time. If any of the Borrower's properties, books or records are in the possession of a third party, the Borrower authorizes that third party to permit the Bank or its agents to have access to perform inspections or audits and to respond to the Bank's requests for information concerning such properties, books and records.

7.13 Compliance with Laws. To comply with the laws (including any fictitious name statute), regulations, and orders of any government body with authority over the Borrower's business.

7.14 Preservation of Rights. To maintain and preserve all rights, privileges, and franchises the Borrower now has.

7.15 Maintenance of Properties. To make any repairs, renewals,or replacements to keep the Borrower's properties in good working condition.

7.16 Cooperation. To take any action reasonably requested by the Bank to carry out the intent of this Agreement.

7.17 General Business Insurance. To maintain insurance as is usual for the business it is in.

7.18 Additional Negative Covenants. Not to, without the Bank's written consent:

(a) engage in any business activities substantially different from the Borrower's present business.

(b)     liquidate or dissolve the Borrower's business.

(c) enter into any consolidation, merger, or other combination, or become a partner in a partnership, a member of a joint venture, or a member of a limited liability company in an aggregate amount that will exceed Five Million Dollars ($5,000,000) in any single fiscal year and provided the Borrower is not in default under the Agreement.

(d) lease, or dispose of all ore substantial part of the Borrower's business of the Borrower's assets.

(e) acquire or purchase a business or its assets for a consideration, including assumption of debt, if the business or the assets to be acquired are for a business which is not in the same line of business as the Borrower;

(f) sell or otherwise dispose of any assets for less than fair market value, or enter into any sale and leaseback agreement covering any of its fixed or capital assets.

7.19 ERISA Plans. With respect to a Plan subject to Title IV of ERISA, to give prompt written notice to the Bank of:

(a) The occurrence of any reportable event under Section 4043(c) of ERISA for which the PBGC requires 30 day notice.

(b) Any action by the Borrower or any ERISA Affiliate to terminate or withdraw from a Plan or the filing of any notice of intent to terminate under Section 4041 of ERISA.

(c) The commencement of any proceeding with respect to a Plan under Section 4042 of ERISA.


8.      HAZARDOUS WASTE INDEMNIFICATION

The Borrower will indemnify and hold harmless the Bank from any loss or liability directly or indirectly arising out of the use, generation, manufacture, production, storage, release, threatened release, discharge, disposal or presence of a hazardous substance. This indemnity will apply whether the hazardous substance is on, under or about the Borrower's property or operations or property leased to the Borrower. The indemnity includes but is not limited to attorneys' fees (including the reasonable estimate of the allocated cost of in-house counsel and staff). The indemnity extends to the Bank, its parent, subsidiaries and all of their directors, officers, employees, agents, successors, attorneys and assigns. "Hazardous substances" means any substance, material or waste that is or becomes designated or regulated as "toxic," "hazardous," "pollutant," or "contaminant" or a similar designation or regulation under any federal, state or local law (whether under common law, statute, regulation or otherwise) or judicial or administrative interpretation of such, including without limitation petroleum or natural gas. This indemnity will survive repayment of the Borrower's obligations to the Bank.


9.      DEFAULT

If any of the following events occurs, the Bank may do one or more of the following: declare the Borrower in default, stop making any additional credit available to the Borrower, and require the Borrower to repay its entire debt immediately and without prior notice. If an event of default occurs under the paragraph entitled "Bankruptcy," below, with respect to the Borrower, then the entire debt outstanding under this Agreement will automatically be due immediately.

9.1 Failure to Pay. The Borrower fails to make a payment under this Agreement when due.

9.2 False Information. The Borrower (or any guarantor) has given the Bank false or misleading information or representations.

9.3 Bankruptcy. The Borrower (or any guarantor) files a bankruptcy petition, a bankruptcy petition is filed against the Borrower (or any guarantor) or the Borrower (or any guarantor) makes a general assignment for the benefit of creditors.

9.4     Receivers.   A  receiver  or  similar  official  is  appointed  for  the
Borrower's (or any guarantor's) business, or the business is terminated.

9.5 Lawsuits. Any lawsuit or lawsuits are filed against the Borrower (or any guarantor) in an aggregate amount of One Million Dollars ($1,000,000) or more in excess of any insurance coverage.

9.6 Judgements. Any judgments or arbitration awards are entered against the Borrower (or any guarantor), or the Borrower (or any guarantor) enters into any settlement agreements with respect to any litigation or arbitration, in an aggregate amount of One Million Dollars ($1,000,000) or more in excess of any insurance coverage.

9.7 Government Action. Any government authority takes action that the Bank believes materially adversely affects the Borrower's (or any guarantor's) financial condition or ability to repay.

9.8 Material Adverse Change. A material adverse change occurs, or is reasonably likely to occur, in the Borrower's (or any guarantor's) business condition (financial or otherwise), operations, properties or prospects, or ability to repay the credit.

9.9 Cross-Default. Any default occurs under any agreement in connection with any credit the Borrower (or any guarantor) or any of the Borrower's related entities or affiliates has obtained from anyone else or which the Borrower (or any guarantor) or any of the Borrower's related entitles or affiliates has guaranteed.

9.10 Default under Related Documents. Any guaranty, subordination agreement, security agreement, deed of trust, or other document required by this Agreement is violated or no longer in effect.

9.11 Other Bank Agreements. The Borrower (or any guarantor) fails to meet the conditions of, or falls to perform any obligation under any other agreement the Borrower (or any guarantor) has with the Bank or any affiliate of the Bank.

9.12 ERISA Plans. Any one or more of the following events occurs with respect to a Plan of the Borrower subject to Title IV of ERISA, provided such event or events could reasonably be expected, in the judgment of the Bank, to subject the Borrower to any tax, penalty or liability (or any combination of the foregoing) which, in the aggregate, could have a material adverse effect on the financial condition of the Borrower:

(a) A reportable event shall occur under Section 4043(c) of ERISA with respect to a Plan.

(b) Any Plan termination (or commencement of proceedings to terminate a Plan) or the full or partial withdrawal from a Plan by the Borrower or any ERISA Affiliate.

9.13 Other Breach Under Agreement. The Borrower fails to meet the conditions of, or fails to perform any obligation under, any term of this Agreement not specifically referred to in this Article. This includes any failure or anticipated failure by the Borrower to comply with any financial covenants set forth in this Agreement, whether such failure is evidenced by financial statements delivered to the Bank or is otherwise known to the Borrower or the Bank.


10.     ENFORCING THIS AGRIEEMENT; MISCELLANEOUS

10.1 GAAP. Except as otherwise stated in this Agreement, all financial information provided to the Bank and all financial covenants will be made under generally accepted accounting principles, consistently applied.

10.2    California Law. This Agreement is governed by California law.

10.3 Successors and Assigns. This Agreement is binding on the Borrower's and the Bank's successors and assignees. The Borrower agrees that it may not assign this Agreement without the Bank's prior consent. The Bank may sell participations in or assign this loan, and may exchange financial information about the Borrower with actual or potential participants or assignees. If a participation is sold or the loan is assigned, the purchaser will have the right of set-off against the Borrower.

10.4    Arbitration.

(a) This paragraph concerns the resolution of any controversies or claims between the Borrower and the Bank, including but not limited to those that arise from:

        (i) This Agreement (including any renewals, extensions or modifica-tions of this Agreement);

        (ii) Any document, agreement or procedure related to or delivered in connection with this Agreement;

        (iii)   Any violation of this Agreement; or

        (iv) Any claims for damages resulting from any business conducted between the Borrower and the Bank, including claims for injury to persons, property or business in terests (torts).

(b) At the request of the Borrower or the Bank, any such controversies or claims will be settled by arbitration in accordance with the United
        States Arbitration Act. The United States Arbitration Act will apply even though this Agreement provides that it is governed by California law.

(c) Arbitration proceedings will be administered by the American Arbitration Association and will be subject to its commercial rules of arbitration.

(d) For purposes of the application of the statute of limitations, the filing of an arbitration pursuant to this paragraph is the equivalent of the filing of a lawsuit, and any claim or controversy which may be arbitrated under this paragraph is subject to any applicable statute of limitations. The arbitrators will have the authority to decide whether any such claim or controversy is barred by the statute of limitations and, if so, to dismiss the arbitration on that basis.

(e) If there is a dispute as to whether an issue is arbitrable, the arbitrators will have the authority to resolve any such dispute.

(f) The decision that results from an arbitration proceeding may be submitted to any authorized court of law to be confirmed and enforced.

(g) The procedure described above will not apply if the controversy or claim, at the time of the proposed submission to arbitration, arises from or relates to an obligation to the Bank secured by real property located in California. In this case both the Borrower and the Bank must consent to submission of the claim or controversy to arbitration. If both parties do not consent to arbitration, the controversy or claim will be settled as follows:

        (i) The Borrower and the Rank will designate a referee (or a panel of referees) selected under the auspices of the American Arbitration Association in the same manner as arbitrators are selected in Association-sponsored proceedings;

        (ii) The designated referee (or the panel of referees) will be appointed by a court as provided in California Code of Civil Procedure Section 638 and the following related sections;

        (iii) The referee (or the presiding referee of the panel) will be an active attorney or a retired judge; and

        (iv) The award that results from the decision of the referee (or the panel) will be entered as a judgment in the court that appointed the referee, in accordance with the provisions of California Code of Civil Procedure Sections 644 and 645.

(h)     This provision does not limit the right of the Borrower or the Bank to:

        (i)     exercise self-help remedies such as setoff;

        (ii) foreclose against or sell any real or personal property collateral; or

        (iii) act in a court of law, before, during or after the arbitration proceeding to obtain:

                (A)    an interim remedy; and/or

                (B) additional or supplementary remedies.

(i) The pursuit of or a successful action for interim, additional or supplementary remedies, or the filing of a court action, does not constitute a waiver of the right of the Borrower or the Bank, including the suing party, to submit the controversy or claim to arbitration if the other party contests the lawsuit. However, if the controversy or claim arises from or relates to an obligation to the Bank which is secured by real property located in California at the time of the proposed submission to arbitration, this right is limited according to the provision above requiring the consent of both the Borrower and the Bank to seek resolution through arbitration.

(j)     If  the  Bank  forecloses   against  any  real  property  securing  this
        Agreement, the Bank has the option to exercise the power of sale under the deed of trust or mortgage, or to proceed by judicial foreclosure.

10.5 Severability; Waivers. If any part of this Agreement is not enforceable, the rest of the Agreement may be enforced. The Bank retains all rights, even if it makes a loan after default. If the Bank waives a default, it may enforce a later default. Any consent or waiver under this Agreement must be in writing.

10.6 Administration Costs. The Borrower shall pay the Bank for ail reasonable costs incurred by the Bank in connection with administering this Agreement.

10.7 Attorneys' Fees. The Borrower shall reimburse the Bank for any reason-able costs and attorneys' fees incurred by the Bank in connection with the enforcement or preservation of any rights or remedies under this Agreement and any other documents executed in connection with this Agreement, and in connection with any amendment, waiver, "workout" or restructuring under this Agreement. In the event of a lawsuit or arbitration proceeding, the prevailing party is entitled to recover costs and reasonable attorneys' fees mourned in connection with the lawsuit or arbitration proceeding, as determined by the court or arbitrator. In the event that any case is commenced by or against the Borrower under the Bankruptcy Code (Title 11, United States Code) or any similar or successor statute, the Bank is entitled to recover costs and reasonable attorneys' fees incurred by the Bank related to the preservation, protection, or enforcement of any rights of the Bank in such a case. As used in this paragraph, "attorneys' fees" includes the allocated costs of the Bank's in-house counsel.

10.8    One  Agreement.   This  Agreement and  any  related  security  or  other
agreements required by this Agreement, collectively:

(a) represent the sum of the understandings and agreements between the Bank and the Borrower concerning this credit;

(b) replace any prior oral or written agreements between the Bank and the Borrower concerning this credit; and

(c) are intended by the Bank and the Borrower as the final, complete and exclusive statement of the terms agreed to by them.

In the event of any conflict between this Agreement and any other agreements required by this Agreement, this Agreement will prevail.

10.9 Notices. All notices required under this Agreement shall be personally delivered or sent by first class mail, postage prepaid, to the addresses on the signature page of this Agreement, or to such other addresses as the Bank and the Borrower may specify from time to time in writing.

10.10 Headings. Article an paragraph headings are for reference only and shall not affect the interpretation or meaning of any provisions of this Agreement.

10.11 Counterparts. This Agreement may be executed in as many counterparts as necessary or convenient, and by the different parties on separate counterparts each of which, when so executed, shall be deemed an original but all such counterparts shall constitute but one and the same agreement.

This Agreement is executed as of the date stated at the top of the first page.

Bank of America
National Trust end Savings Association

/s/ William R. Cave

By: William R. Cave, Vice President

Address where notices to the Bank are to be sent:

Long Beach Regional Commercial Banking Office #01457
150 Long Beach Blvd. 3rd Floor
Long Beach, CA 90802


Farr Company

/s/ H. Jack Meany

By: H. Jack Meany, Chairman of the Board

Address for Notices:

P0 Box 92187, AIRPORT STATION
LOS ANGELES, CA 90009